Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Pre-Effective Amendment No. 4 to the Registration Statement (Form S-4 No. 333-139917) and related Prospectus of AirTran Holdings, Inc. and to the incorporation by reference therein of our reports dated February 27, 2007, with respect to the consolidated financial statements and schedule of AirTran Holdings, Inc., AirTran Holdings, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of AirTran Holdings, Inc., included in its Annual Report (Form 10-K), for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Atlanta, Georgia

May 16, 2007